FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

REMOTE VOTING FORM

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING – CIA BRASILEIRA DE DISTRIBUIÇÃO OF 04/26/2017

Name
Corporate Taxpayer ID (CNPJ) or Individual Taxpayer ID (CPF)

Delivery guidelines, with indication of the right to send directly to the company or send instructions to the registrar or custodian

Shareholders holding shares issued by the Company that are deposited in a central depository may transmit the voting instructions to fill the form through their respective custodian, if they provide this type of service. The delivery, in this case, will be subject to the rules, guidelines and deadlines set by each custodian.

Shareholders who do not have their shares deposited in a central depository may transmit voting instructions to the Company's registrar agent, Itaú Corretora de Valores S.A., through the channels it makes available.

The Company emphasizes that, preferably, voting instructions must be sent through the custodian agents of the shareholder or by the Company's registrar agent.

Mail and electronic address for sending of the remote voting form in case the shareholder wishes to deliver the document directly to the company

If the shareholder chooses to send the remote voting form to the company, they must send it up to 7 (seven) days before the date of the Meeting; if by e-mail to the address votoadistancia@gpabr.com, or, if by post, to Av. Brigadeiro Luís Antônio, 3142, Jd. Paulista, São Paulo/SP, CEP 01402-000 – Att.: the Investor Relations Department.

Indication of the institution contracted by the company to keep the accounting records of the securities, with name, physical and electronic addresses, phone number and contact person

The institution in charge of the Company’s shares registry is Itaú Corretora de Valores S.A. and the instructions for the delivery to the institution can be found at www.itau.com.br/securitiesservices.

Resolutions / Questions submitted to the Annual and Special Shareholders’ Meeting
Simple resolution 1. Approve the financial statements for the fiscal year ended December 31, 2016. [ ] Approve [ ] Reject [ ] Abstain

Simple resolution 2. Approve the allocation of results for the fiscal year ended December 31, 2016, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain

Simple resolution

3. Fix the annual global compensation of the Company’s managers and Fiscal Council, should the shareholders request its installation, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple resolution 4. Ratify the managers’ global annual compensation for the fiscal year of 2016, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain
Simple resolution 5. Approve the investment plan for the fiscal year of 2017, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain
Simple resolution 6. Approve the alteration of the newspapers of large circulation for the publishing of the Company’s acts, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain
Simple resolution 7. Approve the Proposal for alteration and consolidation of the Companys Bylaws, pursuant to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain
Simple question 8. Request the installation of the Fiscal Council for the fiscal year of 2017. [ ] Yes [ ] No [ ] Abstain

City: _________________________________________________________________________

Date: ________________________________________________________________________

Signature: ____________________________________________________________________

Shareholder’s name: ____________________________________________________________

E-mail: _______________________________________________________________________

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.